UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K of Ellomay Capital Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1.	Condensed Consolidated Interim Financial Statements of Ellomay Capital Ltd. and its subsidiaries as at June 30, 2013 (Unaudited).

Exhibit 99.2.	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2013 and 2012.

Exhibit 99.3	Financial Statements of Soleco SRL as at December 31, 2012 (Audited) And as at June 30, 2013 (Unaudited).

Exhibit 99.4	Financial Statements of Tecnoenergy SRL as at December 31, 2012 (Audited) And as at June 30, 2013 (Unaudited).

Exhibit 99.5	Unaudited Pro Forma Combined Condensed Financial Information of Ellomay Capital Ltd. and its subsidiaries for the Six Months Period Ended June 30, 2013 and for the Year Ended December 31, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: December 26, 2013